January 27, 2012	TSX - HNC

Hard Creek Nickel Corporation
Completes First Tranche of
Non Brokered Private Placement

Hard Creek Nickel Corp. (TSX – HNC) announces that it has completed the first tranche of the 8.4 Million Unit non-brokered private placement previously announced January 9, 2012 and terms amended January 24, 2012.

The Company completed the placement of 2,087,778 Units at $0.18 Cdn. per Unit for gross proceeds of $375,800.04.

Proceeds of the private placement will be used for general working capital.

The private placement remains subject to regulatory acceptance and approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com